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                                                                     EXHIBIT 1.2
January 31, 2000

Gifford Broderick
Vice President
RJM Corporation
10 Roberts Lane
Ridgefield CT 06877

Re: NOx Reduction Assets Purchase Agreement
    ---------------------------------------

Dear Giff:

The following constitutes an agreement between Clean Diesel Technologies, Inc. ("CDT") and RJM Corporation ("RJM") for the purchase by RJM from CDT of certain assets or receipt of certain services relating to CDT's "ARIS(TM) 2000" System (the "System"). This agreement is separate from but is ancillary to the License Agreement between CDT and RJM of today (the "License"). If you are in accord, kindly sign below where indicated.

1. Assets Transfer. RJM hereby purchases from CDT and CDT hereby sells to RJM, all of the equipment, inventory, including injectors and modules whether in the possession of CDT or AMBAC International, Inc.("AMBAC"), work in process and contracts on CDT's books, as of the date hereof associated with the System and set forth on Schedule A attached hereto and made a part hereof at CDT's cost on CDT's books as of the date hereof in the amount of $99,600.00, receipt of which is hereby acknowledged. Excluded from this sale and transfer is CDT's contract of 17 December 1997 with AMBAC.

2. MAETEP Project. As, if and when RJM shall effect delivery to Advanced Energy Systems Management Company, Inc. ("MAETEP") pursuant to a proposal or contract between MAETEP and Fuel Tech, Inc. or MAETEP and RJM, for the MAETEP project which is the subject of a Fuel Tech, Inc. July 22, 1999 proposal (the "Project"), RJM shall pay CDT the amount of $25,000 on account of CDT's completed engineering costs on the Project and RJM shall in addition pay CDT a royalty of fifteen percent (15%) of the cost to RJM of the injectors delivered to MAETEP for the Project.



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3. Personnel. (a) CDT approves of and shall encourage CDT's employees Messrs.
Knapper and Tarabulski (the "Employees") to accept the offers of employment RJM has made to them. CDT has agreed with the Employees that their currently outstanding stock options for purchase of CDT stock shall be 100% exercisable by them otherwise according to their terms not later than the first anniversary of this agreement, provided that the Employees shall be in RJM's employ at such time. The parties also mutually acknowledge that the Employees are with respect to both of our respective businesses subject to the terms of confidentiality and non-use agreements as to matters not the subject of the License.

(b) In the event that (i) the Employees do not accept employment with RJM, then CDT shall continue the Employees in CDT's employ and furnish their services for technical transfer under the License to RJM for a period of one year or the completion of technical transfer, whichever shall be less (the "Transfer Period"), or, (ii) the Employees, not having accepted employment with RJM, also do not continue in CDT's employ, then CDT shall furnish to RJM the equivalent services of persons knowledgeable in the technology relating to the System for the Transfer Period. In case of either (i) or (ii) above, RJM shall for the Transfer Period, reimburse CDT not less often than monthly and within fifteen
(15) days of CDT's invoice, for the salary and benefits of the Employees or such other persons, as the case may be, but only up to amounts which would have been paid to the Employees by RJM, if the the Employees had accepted employment with RJM.

4. Further Instruments. CDT undertakes at RJM's election from time to time to execute and deliver to RJM such further instruments of transfer and assignment as shall be sufficient to document and perfect the transfers herein.

5. Sales and Use Tax. RJM shall be responsible for procuring and furnishing to CDT Connecticut sales and use tax exemption certificates with respect to the foregoing transfers or services to evidence their exemption from such tax. If any such transfer or service shall not be exempt from such tax, RJM shall pay the applicable tax, if any, to CDT and CDT shall remit the same to the Connecticut Department of Revenue Services and provide evidence to RJM of such remittance.

6. Miscellaneous. The provisions of Article XI of the License are incorporated by reference herein and shall be applicable to this agreement as if fully set forth herein.

In Witness Whereof, the parties have signed this agreement as of the date first above written.

Clean Diesel Technologies, Inc.   RJM Corporation

By:/s/ James M. Valentine                     By:/s/ R. Gifford Broderick
   ----------------------                        ------------------------
Name: James M. Valentine                      Name: R. Gifford Broderick
Title: Chief Operating Officer                Title: Vice President


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                                   Schedule A
                         Clean Diesel Technologies, Inc.
                               ARIS 2000 Inventory
                              For the RJM Agreement



11 ARIS 2000 Stationary units @ $5,500                                 $60,500

1 ARIS 2000 Demo Stationary @ 50%                                      $ 2,750

9 injectors (AMBAC)*                                                   $10,665

25 Coils (AMBAC)                                                       $ 1,500

Estimated Spare Parts (AMBAC & CDTI)                                   $ 2,785

6 control boxes ($500) & 12 driver sets ($3,000)                       $ 6,000

4 pump motors ($300 & 6 micropumps ($200)                              $ 2,400

4 Demo stands (3 Caterpillar & 1 Cummins)                              $11,000

3 Demo injectors (2 Caterpillar & 1 Cummins)                           $ 1,500
                                                                       -------
--------------------------------------------------------------------------------
TOTAL Inventory                                                        $99,100
--------------------------------------------------------------------------------


2 IBM Laptops (3 years old)                                            $   200

1 printer (4 years old)                                                $    50

1 Fax machine (1 year old)                                             $    50

Drill set (Purchased in December)                                      $   200
--------------------------------------------------------------------------------
Total Physical Assets                                                  $   500
--------------------------------------------------------------------------------

Total Payable to CDTI                                                  $99,600

*Injectors 26,27,28,37,39,41,45,49,50

NOTE:
----

Excludes proposed AMBAC contract engineering for multiple injectors of $8,000.

Excludes Demo ARIS systems at SwRI and CDTI Office.

Cell Phones remain at CDTI.